

October 29, 2010

*By U.S. Mail and facsimile to* (866) 877-6198

Adam Anthony
President
Aftermarket Enterprises, Inc.
933 4th Street, Unit A
Grover Beach, California 93433

> **Re:** **Aftermarket Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 333-141676**

Dear Mr. Anthony:

We have reviewed your response dated October 5, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

1.  We note your response to comment two in our letter dated September 21, 2010. Please define or explain the terms "drop ship items" and "upsell product," and include those definitions in future filings.

Management's Annual Report on Internal Control over Financial Reporting, page 8

2.  It does not appear that you responded to comment four in our letter dated September 21, 2010.  Please provide, in clear and unqualified language, the conclusions reached by your officer on the effectiveness of your internal control over financial reporting.  If you do not believe that your inadequate segregation of duties results in a material weakness of internal controls, please remove this discussion.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director